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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott-Macon Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM K. FRENCH   212-755-8200
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth LLP
(Name – if individual, state last, first, middle name)

685 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, William K. French _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Scott-Macon Securities, Inc. _____ , as

of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCOTT-MACON SECURITIES, INC.

CONTENTS

December 31, 2020

Marks Paneth LLP
685 Third Avenue
New York, NY 10017
P 212.503.8800
F 212.370.3759
markspaneth.com

M∧RKS P∧NETH

ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Scott-Macon Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Scott-Macon Securities, Inc. (a wholly-owned subsidiary of Scott-Macon, Ltd.) as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Scott-Macon Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Scott-Macon Securities, Inc.'s management. Our responsibility is to express an opinion on Scott-Macon Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Scott-Macon Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marks Paneth LLP

We have served as the Company's auditors since 2016.
New York, New York
February 26, 2021


Morison KSi
Independent member

SCOTT-MACON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

Assets

Cash and cash equivalents	$55,139
Prepaid expenses	22,830
Deferred tax asset	83,767
Total assets	$ 161,736

Liabilities and Stockholder's Equity

Liabilities:

Income taxes payable to parent	$50
Due to Parent	44,400
Total liabilities	44,450
Stockholder's equity	117,286
Total liabilities and stockholder's equity	$ 161,736

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

December 31, 2020

1. Business Activities and Summary of Significant Accounting Policies

Business Activities

Scott-Macon Securities, Inc. (the "Company") is a wholly-owned subsidiary of Scott-Macon, Ltd. (the "Parent") and is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's activities primarily consist of arranging the private placement of various types of securities and other consulting services. The Company does not carry securities accounts for its customers nor does it provide custodial functions related to those securities, and it claims exemption from the requirements of rule 15c3-3 under Section (k)(2)(i) of the rule and the Company is also filing an Exemption Report relying on Footnote74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

Effective January 1, 2018, The Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09 (Topic 606) *Revenue from Contracts with Customers*, which provides guidance for revenue recognition. The pronouncement requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Investment Banking Revenue

The Company provides advisory services on mergers and acquisitions. Such advisory service obligations are provided by the Company and consumed by the customer. Investment banking revenue is generally recognized at the point in time that the performance under the terms of the engagement letter is completed or the agreement is cancelled. In some circumstances significant judgement is needed to determine the timing and appropriate revenue recognition under a specific agreement. As the Company provides the services to seek potential investors for clients , it earns a monthly fee ($26,667 for the year ended December 31, 2020). If a successful transaction is achieved, a transaction fee is earned on the closing date of the transactions.

Income Taxes

The Company's results of operations are included in the consolidated federal and certain state and local tax returns of Scott-Macon, Ltd., who is the parent of Scott-Macon Securities, Inc. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis and settles such liability with Scott-Macon, Ltd. pursuant to a tax sharing policy. Deferred tax assets and liabilities reflect the temporary differences between income tax basis of assets and liabilities and their reported

financial statement basis. Deferred tax assets reflect the tax effect of net operating loss (NOL) carryforwards. At December 31, 2020, deferred tax assets reflect the tax effect of net operating loss (NOL) carryforwards of approximately $259,000 available to reduce future taxable income. The NOL can be carried forward indefinitely and is subject to annual taxable income limitations.

Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The Company includes its allocated share of the consolidated income tax liability in Due to Parent, as applicable.

The Company records an income tax provision (benefit) equal to the total current tax provision / benefit which would have been calculated if the Company had filed on a stand-alone basis. The method is systematic, rational and consistent with the broad provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes."

Uncertain tax positions are evaluated using a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns.

Use of Estimates

The preparation of financial statements in con-formity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's

knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Cash and Cash Equivalents

The Company considers all cash deposits with a maturity of three months or less when acquired to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at their original invoice amount less an allowance for doubtful accounts based on a review of all outstanding amounts. Accounts receivable are written off when deemed uncollectible. Management determines the allowance for doubtful accounts by evaluating customer history and financial condition. At December 31, 2020 no allowance was deemed necessary.

Concentration of Credit Risk

Financial instruments that subject the Company to risk of loss consist principally of trade receivables and deposits with financial institutions.

The Company grants credit to customers in the normal course of business. Credit risk with respect to trade receivables is considered minimal due to the Company's strict enforcement of its credit policies. However, the Company's ability to collect such amounts is affected by economic fluctuations. The Company, as is typical in its industry, does not require security deposits or other collateral. The Company provides for an allowance for doubtful accounts based on prior experience and aging of accounts receivable. Accounts receivable are written off when deemed uncollectable.
The Company maintains its cash in various financial institutions located throughout the

United States of America. At times, such amounts may be in excess of the Federal Deposit Insurance Corporation insurance limits of $250,000 per depositor, per institution. The Company has not experienced any losses in such accounts. Uninsured cash held with one financial institution was approximately $0 as of December 31, 2020.

2. Transactions With Parent Company

The financial statement is not necessarily indicative of the conditions that would exist, or the results of operations that would have occurred, had the Company been an un-affiliated company.

The Company has an expense sharing agree-ment with its Parent for a portion of fixed costs and a variable amount allocated based on the time spent on individual projects. These expenses include rent, utilities, travel, tele-phone, payroll, etc. For the year ended December 31, 2020, the Company was allocated by its Parent $74,128 for fixed expenses and $3,144 for variable expenses.

As of December 31, 2020 its Parent is due $44,400 from the Company.

3. Net Capital

SEC rule 15c3-1 requires broker-dealers to maintain certain minimum net capital amounts and also requires that the ratio of aggregate indebtedness to net capital does not exceed 15 to 1. Pursuant to rule 15c3-1, the minimum net capital is the greater of $5,000 or the aggregate indebtedness divided by 15. The net capital, as computed under rule 15c3-1, is $10,689 as of December 31, 2020. The Company's ratio of aggregate indebtedness to net capital was 4.2 to 1 as of December 31, 2020.

4. Subsequent Events

The Company has evaluated its subsequent events through February 26, 2021 the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring recognition or disclosure.

5. Contingencies-COVID-19

The COVID-19 pandemic remains a rapidly evolving situation. The extent of the impact of COVID-19 on the Company's business and financial results will depend on future developments, including the duration and spread of the outbreak. Due to the rapidly changing business environment, unprecedented market volatility and other circumstances resulting from the COVID-19 pandemic, the Company is currently unable to fully determine the extent of COVID-19's impact on its business in future periods. The Company's performance in future periods will be heavily influenced by the timing, length and intensity of the economic recoveries in the United States. The Company continues to monitor evolving economic and general

business conditions and the actual and potential impacts on its financial position and result of operations.